

June 23, 2023

Renato Lulia Jacob
Group Head of Investor Relations
Itaú Unibanco Holding S.A.
Praça Alfredo Egydio de Souza Aranha, 100
04344-902 São Paulo, SP, Brazil

> **Re: Banco Itaú Chile**
> **Schedule 13E-3/A filed June 22, 2023**
> **Schedule TO-T/A filed June 22, 2023**
> **Filed by Itaú Unibanco Holding S.A. et al.**
> **File No. 005-80508**

Dear Renato Lulia Jacob:

We have reviewed your amended filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Defined terms used herein have the same meaning as in your offer materials.

Schedule 13E-3/A filed on June 22, 2023

Settlement of the U.S. Offer Price, page iii

1. We reissue prior comment one in our letter dated June 16, 2023. Please provide a legal analysis regarding how the structure of the Offers is consistent with the requirements of Rule 14d-1(d)(2)(ii), notwithstanding that payment for Common Shares tendered into the Chilean Offer could be made before payment for Shares tendered into the U.S. Offer. In addition, as part of your analysis, address whether the U.S. Offer may be terminated if a condition is triggered after the expiration of the Chilean Offer but before the Expiration Date in the U.S. Offer.

Purpose of and Reasons for the U.S. Offer; Plans for the Company After the U.S. Offer, page 6

2. We reissue prior comment five in our letter dated June 16, 2023. In this respect, we note

your disclosure that "[i]n connection with the termination of Corp Group and its affiliates' ownership of shares of the Company in July 2022, a number of contractual obligations applicable to IUH and its affiliates after the merger ceased to exist, which contributed ... to IUH and Purchaser's decision to proceed with the Offers at this time." For clarity, please revise to disclose the contractual obligations applicable to IUH and its affiliates that ceased to exist, and how, if at all, such contractual obligations relate to the bankruptcy filing by Corp Group and certain of its affiliates. Your revised disclosure should clarify how the termination of these contractual obligations resulted in IUH's and Purchaser's decision to proceed with these Offers.

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to Christina Chalk at (202) 551-3263 or Blake Grady at (202) 551-8573.

Sincerely,

Division of Corporation Finance
Office of Mergers & Acquisitions